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Calliope Restaurant

Restaurant

313 McFarland Ave
Chattanooga, TN
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $5,500 invested.
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THE PITCH
Calliope Restaurant is seeking investment to raise operating capital, and purchase some equipment.
First LocationLease Secured
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INVESTOR PERKS

Calliope Restaurant is offering perks to investors. You earn the most valuable perk available based on your business. You will not also receive the perks of lesser value, unless specified below.

Calliope Perk + Merch Invest $1,000 or more to qualify. 10 of 10 remaining

You are now a part of the Calliope Family! We would like to Thank you for your investment. You will get a C months.

Calliope Perk + Catering Invest $5,500 or more to qualify. 4 of 4 remaining

Continuing his journey from Executive Chef overseeing Whiskey Thief and Whitebird Restaurant at The Ed of opening his own restaurant, Calliope. He looks forward to utilizing his knowledge and skills and ultimate experiences through sustainable, locally-sourced and relaxed dining. This Southern inspired Levantine cui de Mel Meadery opening summer 2021.

Raven Humphrey
Beverage Manager & Event Coordinator

Raven grew up in a small town and then moved to Chattanooga at 18 and began

her journey in the service world, working as a waitress, a bartender, and more.

Always ready for a visit to the bright lights and the big city, Raven loves traveling

and exploring new places and loves meeting new people and getting to know

them. She has been from New York to Las Vegas and Paris to India, enjoying all

of her travels, but always coming home to the Mountains of Tennessee.

Raven's greatest journey thus far has been having and raising a Daughter. The

past 11 years have been a challenge and a joy, and those who know her well say

her daughter is a spitting image of her Mom, in looks, in style, and often in spirit.

Whether working for clients or just having fun with friends, Raven has planned

birthday parties, weddings, and even a few girls' weekend trips. Although she

has an eye for details whether big or small, in all planning, she is what we call a

bit of a perfectionist. After having and raising a child, she is always prepared.

Raven has been in many bartending competitions and won people's choice as

well as 1st place and continues to grow her knowledge and passion for

JM: Hans Wirsching Iphöfer Julius-Echter-Berg (2015). Everything about this wine is captivating, from its c
taste. It has great minerality, slight citrus notes, and a savory herb finish. I immediately shared the bottle w
reps. I knew this bottle would be special, so I wanted as many people as possible to enjoy it with me.

CS: What tips do you have for someone who wants to get into wine?

JM: My advice is to build a core group of people interested in studying and learning about wine. Studying
tremendously. If you work in a restaurant, practice blind-tasting your wines by the glass. Ask your manage
reps. Tasting as much and as often as possible is crucial for getting started and understanding wine in ger

CS: Is there a particular region or country you prefer for wine?

JM: I have been a fan of the Loire Valley for years. I love the versatility in Chenin Blanc, but at this moment
wines. They are fabulous. If you love Pinot Noir, then you would really appreciate the Saint Laurent grape -
texture than Pinot Noir, and balanced acidity. I also love Zweigelt; it's light, juicy, and easy drinking. My fina
Grüner Veltliner – it is perfect with food. It's herbaceous and has great acidity and texture. Wagram, Austri
some of my favorite Grüner Veltliners.

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OUR MISSION

Calliope restaurant's mission is to introduce the surrounding community to a Southern Inspired Levantine
Mediterranean flavors. Our goal is also to create a collaborative environment where passion for cooking ar

Neighborhood eatery to gather whether for family dinner or a nice outing with friends
Community Involvement through Working with local High Schools and Colleges. Educating the students o
restaurants operate.
Teaching the students about food and the importance of sustainability
Offering the students jobs and helping them to continue their education and knowledge in the industry.
Zero Waste Kitchen, Working with local soup kitchens and non-profit organizations
Working with local Farms for composting
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OUR LOCATION

Our location in conjunction to Flora Meadery features both Indoor and Outdoor dining. Indoor Dining area

Bar : Will feature 10 handcrafted barstools made by a local artist.
Dining room: Seats 38 guests, beautiful solid oak tables and warm lighting.
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Working with local High Schools and Colleges
Offering educational programs in the culinary arts and beverage
Educating the students on basic business models and how restaurants operate
Teaching the students about food and the importance of sustainability
Offering the students jobs and helping them to continue their education and knowledge
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Q&A

Strengths

1. Experience in the Hospitality industry 2. Leadership team skill and knowledge 3. Surrounding areas marl Meadery, good location, décor, and brand. 5. Unique concepts

Weaknesses

1. Local consumer concept knowledge 2. weak food scene

Opportunities

1. First contemporary casual in Rossville, GA 2. Introducing the local community and the surrounding area business opportunities to the local community 4. Establish and build a great food scene

Threats

1. Financing the initial operating capital 2. Regional and national market competition 3. Local unfamiliarity v

Strengths

1. Experience in the Hospitality industry 2. Leadership team skill and knowledge 3. Surrounding areas marl Meadery, good location, décor, and brand. 5. Unique concepts

Weaknesses

1. Local consumer concept knowledge 2. weak food scene

Opportunities

1. First contemporary casual in Rossville, GA 2. Introducing the local community and the surrounding area business opportunities to the local community 4. Establish and build a great food scene

Threats

1. Financing the initial operating capital 2. Regional and national market competition 3. Local unfamiliarity v

Calliope restaurant, will be centrally located in a developing city, Rossville, GA.

Our targeted market consists of both casual and occasional diners who want high quality food, service an
Catering to families, couples, and friends, in the middle – class income level and over
Calliope will be one of two full service restaurants in the area
Our primary market will consist of Millennials, as the generation is more ethnically diverse and usually sea
and community engagement
Calliope in conjunction with Flora De Mel, the first Meadery in Chattanooga and surrounding areas
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $9,000
Equipment $1,340
Mainvest Compensation $660
Total $11,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $380,000 $426,400 $1,250,000 $1,312,499 $1,351,871
Cost of Goods Sold $105,600 $118,494 $347,367 $364,735 $375,676
Gross Profit $274,400 $307,906 $902,633 $947,764 $976,195

EXPENSES

Rent $15,600 $15,990 $75,000 $75,000 $75,000
Utilities $6,000 $6,150 $16,200 $16,589 $16,987
Salaries $146,400 $161,906 $401,327 $421,393 $434,033
Insurance $1,500 $1,537 $9,000 $9,216 $9,437
Repairs & Maintenance $1,200 $1,230 $8,000 $8,192 $8,389
Legal & Professional Fees $1,800 $1,845 $6,000 $6,144 $6,291
Payroll Tax $0 $0 $0 $0 $0
Marketing $2,400 $2,460 $6,000 $6,500 $7,000
Fees and Subscriptions $1,200 $1,230 $2,000 $2,200 $2,500
Operating Profit $98,300 $115,558 $379,106 $402,530 $416,558
This information is provided by Calliope Restaurant. Mainvest never predicts or projects performance, and
financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Calliope About Us.docx

Calliope Restaurant achieved the following milestones:

Secured lease in Rossville, Ga in May, 2021.

Hired the following positions in July, 2021: Sous Chef, Line Cook, Porter.

Introduced Calliope Restaurant for the first time at the Crabtree farm 100 dinner in June, 2021.

Booked Calliope's first offsite event for August, 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Calliope Restaurant forecasts the following milestones:

Open location by August, 25th, 2021

Achieve $1,250,000 revenue per year by 2024.

Achieve $379,106 profit per year by 2024

.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Calliope Restaurant’s fundraising. Hov
additional funds from alternate sources at a later date.

No operating history

Calliope Restaurant was established in June, 2021. Accordingly, there are limited financial statements and
When evaluating this investment opportunity, investors should consider factors outlined in the risk sectior

Financial liquidity

Calliope Restaurant has a strong liquidity position due to its high cash reserves as compared to debt and c
expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow

Risk Factors

You Might Lose Your Money

Reliance on Management

As a securities holder, you will not be able to participate in Calliope Restaurant's management or vote on a decisions regarding Calliope Restaurant. Furthermore, if the founders or other key personnel of Calliope R Restaurant or become unable to work, Calliope Restaurant (and your investment) could suffer substantiall

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st various assumptions regarding operations. The validity and accuracy of these assumptions will depend in Calliope Restaurant and the key persons will have no control. Changes in assumptions or their underlying forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th there can be no assurance that the actual operating results will correspond to the forecasts provided here newly established entity and therefore has no operating history from which forecasts could be projected v

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the hold your investment for its full term.

The Company Might Need More Capital

Calliope Restaurant might need to raise more capital in the future to fund/expand operations, buy property members, market its services, pay overhead and general administrative expenses, or a variety of other rea additional capital will be available when needed, or that it will be available on terms that are not adverse to Calliope Restaurant is unable to obtain additional funding when needed, it could be forced to delay its bus altogether.

Changes in Economic Conditions Could Hurt Calliope Restaurant

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c declining employment, changes in real estate values, changes in tax policy, changes in political conditions other factors are unpredictable and could negatively affect Calliope Restaurant's financial performance or event Calliope Restaurant ceases operations due to the foregoing factors, it can not guarantee that it will b generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Callic subject to the same degree of regulation and scrutiny as if they were registered.

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Calliope Restaurant's financial performance or
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Calliope Restaurant's management will coincide: you both
successful as possible. However, your interests might be in conflict in other important areas, including the
to act conservative to make sure they are best equipped to repay the Note obligations, while Calliope Rest
aggressively to invest in the business. You would like to keep the compensation of managers low, while ma
can.

Future Investors Might Have Superior Rights

If Calliope Restaurant needs more capital in the future and takes on additional debt or other sources of fin
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Calliope Restaurant or management), which is responsible for monitoring Calliope Resta
Calliope Restaurant will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Calliope Res
than your initial expectations.

You Do Have a Downside

Conversely, if Calliope Restaurant fails to generate enough revenue, you could lose some or all of your mo

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Calliope Restaurant, and the revenue of Calliope Res
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Calliope Restaurant. Mainvest never predicts or projects performance, and information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Calliope Restaurant isn't accepting investments right now, but is trying to get a sense of how they should s need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, choose.